EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Six Months Ended June 30,
	2004	2003
Earnings:
Net income	$119,248	$39,908
Add:
Income tax (benefit) expense	(28,484)	9,980
Amortization of capitalized interest	1,226	1,245

	91,990	51,133

Adjustments to earnings for fixed charges:
Interest and other financial charges	23,142	24,798
Interest attributable to rentals	144	412

	23,286	25,210

Earnings as Adjusted	$115,276	$76,343

Total Fixed Charges	$23,286	$25,210

Ratio of Earnings as Adjusted to Total Fixed Charges	4.95	3.03